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                                                                    EXHIBIT 21.1

                                  SUBSIDIARIES

                  Innkeepers USA Trust, a Maryland real estate investment trust (the "Company"), operates principally through two entities, (i) Innkeepers Financial Corporation, a Virginia corporation ("IFC"), which is a wholly-owned subsidiary of the Company, and (ii) Innkeepers USA Limited Partnership, a Virginia limited partnership (the "Partnership"), of which IFC owns an approximately 95.7% interest. All of the Company's hotels are owned by the Partnership or subsidiary limited partnerships which are owned 99% by the Partnership and 1% by either the Company directly or corporations which are wholly-owned by the Company.